SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                             8 FEBRUARY 2007

                                                            SkyePharma PLC

                                                 Announces Results of Shareholder Vote

LONDON,  UK, 8 February 2007 - SkyePharma PLC (LSE:  SKP;  Nasdaq:  SKYE)  announces the results of the voting by  shareholders  at the
Extraordinary General Meeting held earlier today.

All of the resolutions proposed were passed:

o      Approval of the proposed sale of the Injectable Business to Blue Acquisition Corp (the "Disposal")

o      Authorisation  of the Directors to allot the new Ordinary  Shares in connection with the Placing to raise £14.8 million net of expenses

o      Disapplication of statutory pre-emption rights in relation to the Placing

Good progress is being made with  completing  the various other  conditions for the Disposal.  The parties to the Disposal  transaction have jointly concluded that the transaction is not subject to the notice provisions of the  Hart-Scott-Rodino  Anti-Trust  Improvements
Act of 1976 ("HSR") and that there are no HSR conditions  applicable with respect to the Closing.  The new Paul Capital  agreements and consents,  which are subject to approval from Paul Capital's financial guaranty insurer and note holders,  are expected to be finalised shortly.  It is expected  that,  once these  agreements  and consents are in place,  the Disposal will be  completed,  and the Placing, which is conditional  upon the Disposal being  completed,  will take place on the stock market trading day  immediately  following that completion.  A further announcement will be made when the Disposal is completed.

Forthcoming results announcement

The announcement of the full year audited results for 2006 is scheduled to take place on 26 April 2007.

Frank Condella, SkyePharma's Chief Executive, said:

"I would like to thank  shareholders for their support in passing these  resolutions.  Following the Disposal,  SkyePharma will be well funded  and in a good  position  to build  future  value  by  further  developing  key  products  in the  areas of oral and  inhalation technologies."

For further information please contact:
SkyePharma PLC                                                                                +44 (0)20 7491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer
Peter Grant, Finance Director

Buchanan Communications                                                                       +44 (0)20 7466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

Trout Group (US)
Seth Lewis                                                                                      +(1) 617-583-1308

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  The continuing business has nine approved products  incorporating  SkyePharma's  technologies in the areas of oral,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

These  materials  are not an offer for sale of securities in the United  States.  The  securities in the placing have not been and will not be registered  under the US Securities Act of 1933 (the  "Securities  Act") and the securities may not be sold in the United States absent  registration  or an exemption from  registration  under the Securities Act. The Company does not intend to register any portion of such offering in the United States or to conduct a public offering of the ordinary shares in the United States.

The  information  contained  herein does not constitute an offer to sell or the  solicitation of an offer to buy nor shall there be any sale of the securities  referred to herein in any  jurisdiction  in which such offer,  solicitation  or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   February 8, 2007